Mail Stop 3561

June 2, 2009

Via Fax & U.S. Mail

Mr. Boyd E. Hoback
President and Chief Executive Officer
Good Times Restaurants, Inc.
601 Corporate Circle
Golden, Colorado 80401

>   **Re: Good Times Restaurants, Inc.**
>   **Form 10-K for the year ended September 30, 2008**
>   **Filed December 29, 2008**
>   **File No. 0-18590**

Dear Mr. Hoback:

We have reviewed your response letter dated April 30, 2009, in response to our letter dated April 6, 2009, and have the following additional comments. Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management Discussion and Analysis, and

Consolidated Balance Sheets

We have reviewed your response to our prior comments number 1 and 2 and even though you indicate that you completed an updated impairment analysis, you have not provided the requested information. In addition, we note from the Form 10-Q for the quarter March 31, 2009 that the Company's restaurant sales and franchise revenues continued to decline. As indicated in our previous comments 1 and 2, please provide us with your impairment analysis and clearly explain in detail your assumptions for your cash flow projections. As part of your response, supplementally explain how any projections regarding revenue and cost increases that have entered into your cash flow projections compared with actual results experienced in the two most recent quarters. We may have further comment upon review of your response.

Based on your response to our prior comment 2, you state that you have expanded your critical accounting policies discussion to explain the methods and significant assumptions that were used in preparing your impairment analysis with regards to your long-lived assets. However, based on our review of Form 10-Q for the period ended March 31, 2009, we were unable to locate your revised disclosures. Please provide us with the proposed disclosure to be included in future filings in response to our prior comment number 2. As part of this disclosure, please indicate that any impairment evaluations are performed on a restaurant by restaurant basis, and indicate that if individual restaurants are required to recognize an impairment charge, it will be appropriately recognized at the restaurant level. We may have further comment upon reviewing your response and your proposed disclosures.

You may contact Effie Simpson at (202) 551-3346, or the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Ms. Susan M. Knutson, Controller
(303) 427-4470